Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
C4 Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-249286) on Form S-8 of C4 Therapeutics, Inc. and its subsidiary of our report dated March 11, 2021, with respect to the consolidated balance sheets of C4 Therapeutics, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 10-K of C4 Therapeutics, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 11, 2021